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                              December 16, 2020

       Jesse Timmermans
       Chief Financial Officer
       Revolve Group, Inc.
       12889 Moore Street
       Cerritos, California 90703

                                                        Re: Revolve Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 8-K Filed
November 12, 2020
                                                            File No. 001-38927
                                                            Response Filed
December 4, 2020

       Dear Mr. Timmermans:

              We have reviewed your December 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 1, 2020 letter.

       Form 10-K for the Year Ended December 31, 2019

       Financial Statements
       Note 10. Segment Information , page 96

   1. In your response to our prior comment, you indicate that the product level information disclosed in your Form
8-K dated November 12, 2020 was based on internal management reporting systems,
which operate separately from your general ledger system and do not provide information
that would be in conformity with U.S. GAAP. Please tell us which disclosures in your
third quarter press release relate to product level information that has not been prepared in
accordance with U.S. GAAP. For example, you indicate in your press release that net
sales of beauty products increased more than 100% year over year
 Jesse Timmermans
Revolve Group, Inc.
December 16, 2020
Page 2
         for the second consecutive quarter. Also, please explain why you believe it is appropriate to describe factors responsible for changes in your revenues based on U.S. GAAP in your press release on the basis of product level disclosures that have not been prepared in accordance with U.S. GAAP.
2. We note your response to our prior comment. Please expand on your explanation of why disclosure of revenues for each group of similar products and services, as specified in
         ASC 280-10-50-40, is impracticable. In this regard, you indicate that your internal management reporting systems, which the product level information you disclosed was based on, do not apply certain attributes of net revenue, such as shipping revenue, deferred revenue, and returns reserve on a product level basis, but that such attributes are recorded at the segment level. Please explain in further detail how these items are recorded in your accounting records, including why they are recorded at the segment level, rather than a lower level. Further, explain why it is impracticable to record these items at a lower level, so that ASC 280 product/service revenue disclosures can be provided. Additionally, you disclose in your third quarter press release that you attribute your lower return rates year
         over year in part to a    COVID-19 driven shift in mix to product
categories with lower
         price points and lower return rates, such as beauty, and away from occasion wear, such as
         dresses, a category with a higher-than-average return rate.    Please
tell us how you are
         able to determine return rates for these product categories and the source of such information, including if it was derived from the same internal management reporting systems as your disclosed product level information.
       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if
you have any questions.



FirstName LastNameJesse Timmermans                             Sincerely,
Comapany NameRevolve Group, Inc.
                                                               Division of
Corporation Finance
December 16, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName